Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

On October 29, 2014, Williams Partners L.P. issued a press release announcing its third quarter 2014 results, which included discussion of the proposed merger of Williams Partners L.P. with and into Access Midstream Partners, L.P. Below is a copy of such release.

News Release	Williams (NYSE: WMB) One Williams Center Tulsa, OK 74172 800-Williams www.williams.com

DATE: Oct. 29, 2014

MEDIA CONTACT:	INVESTOR CONTACTS:
Tom Droege (918) 573-4034	John Porter (918) 573-0797	Sharna Reingold (918) 573-2078

Williams Reports Third-Quarter 2014 Financial Results

•	Expected 3Q 2014 Cash Distributions From Williams Partners and Access Midstream Partners Totals $521 Million, Up 57% vs. 3Q 2013

•	3Q 2014 Net Income is $1.678 Billion or $2.22 per share; Driven Primarily by Gain Related to Revaluation of Access Midstream Interests

•	Adjusted Segment Profit + DD&A is $838 Million, Up 36% Despite Geismar Outage

•	Geismar Plant Startup in November Consistent With Previous Guidance

•	WPZ and ACMP Agree to $50 Billion Merger, Creating Large-Cap MLP with Expected ~$5 billion Adjusted EBITDA, Best-in-Class 10% to 12% Annual Cash Distribution Growth Through 2017

•	Reaffirming Dividend Guidance of $2.46 in 2015, $2.82 in 2016 and $3.25 in 2017 and Expect Strong Growth Beyond

Summary Financial Information	3Q		YTD
Amounts in millions, except per-share amounts. Per share amounts are reported on a diluted basis. All amounts are attributable to The Williams Companies, Inc.	2014	2013	2014	2013
(Unaudited)
Partnership Cash Distributions to Williams
Williams Partners (1)	$438	$303	$1,291	$1,035
Access Midstream Partners (1)	83	29	194	$73

Total	$521	$332	$1,485	$1,108

Adjusted segment profit + DD&A (2)	$838	$618	$2,376	$1,961
Adjusted income from continuing operations (2)	$110	$130	$458	$411
Adjusted income from continuing operations per share (2)	$0.15	$0.19	$0.64	$0.60
Net income	$1,678	$141	$1,921	$444
Net income per share	$2.22	$0.20	$2.68	$0.65

(1)	The quarterly cash distributions in this table are declared and received in the following quarter.
(2)	Schedules reconciling segment profit to adjusted segment profit + DD&A and income from continuing operations to adjusted income from continuing operations (non-GAAP measures) are available at www.williams.com and as an attachment to this news release.

TULSA, Okla. – Williams (NYSE: WMB) today announced third-quarter 2014 cash distributions from Williams Partners and Access Midstream Partners of $521 million, a $189 million, or 57 percent, increase from total cash distributions received for third-quarter 2013. The quarterly cash distributions discussed in this release are declared and received in the following quarter, as these distributions relate to the prior quarter’s cash flow.

Year-to-date 2014, Williams reported cash distributions from Williams Partners and Access Midstream Partners of $1.485 billion, a $377 million, or 34 percent increase from the same period last year.

For third-quarter 2014, Williams reported $838 million in adjusted segment profit + DD&A, compared with $618 million in third-quarter 2013. The $220 million increase for the quarter was driven by a $238 million increase in adjusted segment profit + DD&A for Access Midstream Partners. This increase was primarily the result of Williams’ acquisition of additional ownership interests on July 1, 2014. As a result of the acquisition of these additional ownership interests, the Access Midstream Partners segment includes the consolidated results of Access Midstream Partners for periods after July 1, 2014. Williams Partners’ adjusted segment profit + DD&A for the quarter declined $20 million, driven by a $45 million decrease in natural gas liquids (NGL) and marketing margins, substantially offset by a $35 million increase in fee-based revenues. The Geismar plant was off-line for both periods; however, assumed business interruption insurance proceeds for the third quarter of 2013 totaled $15 million and were included in the calculation of adjusted segment profit + DD&A. The partnership estimates that adjusted segment profit + DD&A would have been approximately $200 million higher had the expanded Geismar plant been in operation during the third quarter. The partnership expects the expanded Geismar plant to be placed into service in November 2014.

Year-to-date adjusted segment profit + DD&A was $2.376 billion, compared with $1.961 billion year-to-date 2013. The $415 million, or 21 percent year-over-year growth in adjusted segment profit + DD&A was driven by a $246 million increase in adjusted segment profit + DD&A for Access Midstream Partners and a $167 million increase for Williams Partners. The Access Midstream Partners increase is primarily the result of the consolidation discussed with respect to the third-quarter. The Williams Partners’ increase includes $144 million, or 7 percent, growth in fee-based revenues compared with the year-to-date 2013 period, as well as $81 million in higher Geismar results, which include the favorable impacts of the assumed business interruption insurance proceeds.

Adjusted income from continuing operations for third-quarter 2014 was $110 million, or $0.15 per share, compared with $130 million, or $0.19 per share for third-quarter 2013. Year-to-date through Sept. 30, adjusted income from continuing operations was $458 million, or $0.64 per share, compared with $411 million, or $0.60 per share, for the first nine months of 2013.

The decrease in adjusted income for the quarter was driven by $86 million higher net interest expense, including interest associated with debt at Access Midstream Partners, and $28 million lower NGL margins, partially offset by the segment results of our now consolidated Access Midstream Partners business and growth in Williams Partners’ fee-based revenues.

The increase in adjusted income for the year-to-date period was driven by $144 million higher Williams Partners fee-based revenues and the segment results of our now consolidated Access Midstream Partners business. Adjusted income for the year-to-date period was also driven by $86 million higher adjusted results from our Geismar plant reflecting the favorable impact of assumed business interruption insurance proceeds through the second quarter of 2014, partially offset by higher net interest expense, including interest associated with the debt at Access Midstream Partners, and lower NGL margins.

Adjusted income from continuing operations and adjusted segment profit + DD&A are non-GAAP measures and reflect the removal of items considered unrepresentative of ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Reconciliations to the most relevant GAAP measures are attached to this news release.

Williams reported unaudited third-quarter 2014 net income attributable to Williams of $1.678 billion, or $2.22 per share on a diluted basis, compared with net income of $141 million, or $0.20 per share on a diluted basis, for third-quarter 2013.

The $1.537 billion increase in net income during third-quarter 2014 was primarily the result of a $2.522 billion pre-tax non-cash re-measurement gain related to the consolidation of our previous equity-method investment in Access Midstream Partners as of July 1, 2014. This gain has been adjusted out of the adjusted income from continuing operations measure previously discussed.

For the first nine months of 2014, Williams reported net income of $1.921 billion, or $2.68 per share on a diluted basis, compared with net income of $444 million, or $0.65 per share, for the same time period in 2013.

The increase in net income for the first nine months of 2014 was also primarily due to the non-cash gain related to the consolidation of Access Midstream Partners previously discussed.

CEO Comment

Alan Armstrong, Williams’ president and chief executive officer, made the following comments:

“Williams’ third quarter results continued to benefit from our increased ownership of Access Midstream Partners. During four consecutive weeks in September, ACMP achieved average gross daily gathering volumes in excess of 6 Bcf per day, a volume record that drove strong financial results. As expected, Williams Partners’ lower results versus normal operations were due primarily to the Geismar outage and the first full-quarter without the assumed benefit of Geismar-related business-interruption insurance proceeds.

“We expect dramatically higher results for Williams Partners in the fourth quarter and 2015. In November and December, we plan to place several major projects into service, including the expanded Geismar plant, the Gulfstar One facility and the Keathley Canyon Connector pipeline. All three of these large-scale projects are mechanically complete and are expected to generate nearly $1 billion in 2015 cash flows,” Armstrong said.

“We recently received strong customer interest in new major natural gas infrastructure projects, Transco’s Appalachian Connector and Diamond East pipelines. Both are designed to connect growing Transco markets to abundant, economically priced Marcellus and Utica supply. On the regulatory front, we achieved a key milestone with the FERC’s issuance last week of its final environmental impact statement for the Constitution Pipeline project. We’re pursuing the federal and state permits we need in an effort to begin construction as early as the first quarter of 2015. This schedule is critical to our ability to bring the Constitution Pipeline in service in time to meet the winter 2015-16 heating season in New York and New England.

“Earlier this week, we took another big step toward our goal of becoming the leading provider of large-scale natural gas infrastructure in North America when Williams Partners and Access Midstream agreed to merge. With the expected close of the merger in early 2015 and the planned dropdown of Williams’ remaining businesses to Williams Partners, we will be a large-cap, pure-play general partner with planned industry-leading dividend growth of 15 percent annually through 2017, on top of our 32 percent increase in third-quarter 2014.”

Business Segment Results

Williams’ business segments for financial reporting are Williams Partners, Access Midstream Partners, Williams NGL & Petchem Services and Other.

The Williams Partners segment includes the consolidated results of Williams Partners L.P. (NYSE: WPZ). Prior to July 1, 2014, Access Midstream Partners included the company’s equity earnings from its 50-percent interest in privately held Access Midstream Partners GP, L.L.C. and an approximate 23-percent limited-partner interest in Access Midstream Partners, L.P. (NYSE: ACMP). As a result of our acquisition of additional ownership interests, periods after July 1, 2014 include the consolidated results of Access Midstream Partners. Following the dropdown of Williams’ currently operational Canadian assets to Williams Partners in February 2014, Williams NGL & Petchem Services segment is comprised of various developmental-stage projects. Prior period segment results have been recast to reflect our contribution of certain Canadian assets to Williams Partners.

Williams	3Q - 2014				3Q - 2013
Amounts in millions	Segment Profit	Adj.**	Adj. Segment Profit*	Adj. Segment Profit + DD&A*	Segment Profit	Adj.**	Adj. Segment Profit*	Adj. Segment Profit + DD&A*
Williams Partners	$373	($7)	$366	$575	$411	($17)	$394	$595
Access Midstream Partners	2,563	(2,478)	85	260	6	0	6	22
Williams NGL & Petchem	(3)	0	(3)	(4)	(4)	0	(4)	(4)
Other	1	0	1	7	(1)	0	(1)	5

Total	$2,934	($2,485)	$449	$838	$412	($17)	$395	$618

	YTD - 2014				YTD - 2013
	Segment Profit	Adj.**	Adj. Segment Profit*	Adj. Segment Profit + DD&A*	Segment Profit	Adj.**	Adj. Segment Profit*	Adj. Segment Profit + DD&A*
Williams Partners	$1,269	$172	$1,441	$2,065	$1,332	($22)	$1,310	$1,898
Access Midstream Partners	2,578	(2,480)	98	303	35	(26)	9	57
Williams NGL & Petchem	(111)	96	(15)	(15)	(7)	0	(7)	(7)
Other	5	0	5	23	(5)	0	(5)	13

Total	$3,741	($2,212)	$1,529	$2,376	$1,355	($48)	$1,307	$1,961

*	Schedules reconciling segment profit to adjusted segment profit and adjusted segment profit + DD&A are attached to this news release.
**	Adjustments for Williams Partners consist primarily of assumed business interruption insurance related to the Geismar plant. Adjustments for Access Midstream Partners consist primarily of the non-cash remeasurement gain related to the change from equity-method accounting to consolidated discussed in the body of this news release. Adjustments to Williams NGL & Petchem Services consist primarily of charges related to the proposed Bluegrass Pipeline project.

Williams Partners

Williams Partners is focused on natural gas and natural gas liquids transportation, gathering, treating, processing and storage; natural gas liquids fractionation; olefins production; and crude oil transportation.

Williams received regular quarterly cash distributions of $431 million from Williams Partners L.P. during third-quarter 2014 and is expected to receive distributions totaling $438 million in November. There is a more detailed description of Williams Partners’ business results in the partnership’s third-quarter 2014 financial results news release, also issued today.

For third-quarter 2014, Williams Partners reported adjusted segment profit + DD&A of $575 million, compared with $595 million for third-quarter 2013.

The decrease for the quarter was driven by a $45 million decrease in NGL and marketing margins, substantially offset by a $35 million increase in fee-based revenues. The Geismar plant was off-line for both periods; however, assumed business interruption insurance proceeds for third-quarter 2013 totaled $15 million and were included in the calculation of adjusted segment profit + DD&A.

Year-to-date through September 30, Williams Partners reported $2.065 billion in adjusted segment profit + DD&A, compared with $1.898 billion for the same period in 2013.

For the nine months of 2014, the Williams Partners increase includes $144 million, or 7 percent, growth in fee-based revenues compared with the year-to-date 2013 period, as well as $81 million in higher Geismar results, which include the favorable impacts of the assumed business interruption insurance proceeds.

Access Midstream Partners

Access Midstream Partners reported adjusted segment profit + DD&A of $260 million compared with $22 million for third-quarter 2013, primarily reflecting our increased ownership interest in and the consolidation of Access Midstream Partners beginning in the third quarter of 2014. Williams received a regular quarterly distribution of $78 million from Access Midstream Partners during third-quarter 2014 and is expected to receive distributions totaling $83 million in November.

Year-to-date 2014, Access Midstream Partners reported adjusted segment profit + DD&A of $303 million compared with $57 million for year-to-date 2013. Year-to-date 2014, Access Midstream Partners’ cash distributions to Williams total $194 million.

Williams NGL & Petchem Services

As previously mentioned, following the dropdown of Williams’ currently operational Canadian assets to Williams Partners in February 2014, Williams NGL & Petchem Services segment is comprised of various developmental-stage projects in Canada and the Gulf Coast.

Williams NGL & Petchem Services reported adjusted segment loss + DD&A of $4 million for third-quarter 2014, compared with a loss of $4 million for third-quarter 2013.

Year-to-date 2014, Williams NGL & Petchem Services reported adjusted segment loss +DD&A of $15 million, compared with a loss of $7 million year-to-date 2013.

Guidance

In addition to the third-quarter 2014 dividend increase, Williams also is affirming dividend-growth guidance of approximately 15 percent annually – from the higher third-quarter 2014 base – through 2017 with planned dividends of approximately $1.96 in 2014, $2.46 in 2015, $2.82 in 2016, $3.25 in 2017. The company expects continued strong dividend growth beyond the guidance period. Assuming the merger closes in January 2015, Williams expects excess cash flow available after dividends of more than $300 million for the two-year period 2015 through 2016. The expected quarterly increases in Williams’ dividend are subject to quarterly approval of the company’s board of directors.

Williams’ current guidance for earnings, cash flow and capital expenditures are unchanged from guidance issued in July 2014; however, this guidance does not reflect the effects of the merger agreement announced Oct. 26, 2014.

Key elements of the merged MLP’s financial guidance were disclosed along with the merger announcement and are as follows:

•	2015 adjusted EBITDA of approximately $5 billion.

•	Pay regular cash distribution during 1Q 2015 in the amount of $0.85 per unit (assuming that the merger closes before the distribution record date).

•	Cash distribution per limited partner unit for 2015 of $3.65.

•	Best-in-class 10 to 12 percent annual distribution growth in each of 2016 and 2017 and strong growth beyond.

•	Distribution coverage is expected to be at or above 1.1x or an aggregate of $1.1 billion of excess cash flow through 2017.

•	Strong investment-grade credit ratings with limited equity needs in current business plan.

The merged MLP expects to provide additional consolidated guidance following the completion of the merger, which is expected in early 2015.

Adjusted segment profit + DD&A for Williams Partners for 2014 includes an assumption of a full recovery of property damage and business interruption insurance proceeds related to the Geismar incident as well as the successful restart of the Geismar plant in November 2014. Williams Partners has $500 million of combined business interruption and property damage insurance related to the Geismar incident (subject to deductibles and other limitations). Risks associated with the expected full recovery of $500 million in insurance proceeds related to the Geismar incident could result in full-year 2014 adjusted segment profit + DD&A that is below the guidance range. In the second quarter, the insurers paid $50 million of the most recent claim-payment request of $200 million and the total insurance receipts to-date are $225 million. The insurers continue to evaluate Williams Partners’ claims and have raised questions around key assumptions involving our business-interruption claim. As a result, the insurers have elected to make a partial payment pending further assessment of these issues. Williams Partners continues to work with insurers in support of all claims, as submitted, and is vigorously pursuing collection of the remaining $275 million insurance limits.

Williams Partners, in consultation with its independent experts, presented further support for the partnership’s insurance claim to our insurers in September 2014 and have agreed with insurers to non-binding mediation, which is scheduled to begin in late November, in an effort to advance the resolution of the claim.

The assumed expanded plant restart date and repair cost estimate are subject to various uncertainties and risks that could cause the actual results to be materially different from these assumptions. The assumed property damage and business interruption insurance proceeds are also subject to various uncertainties and risks that could cause the actual results to be materially different from these assumptions.

Williams’ current guidance is displayed below. However, the table does not reflect the effects of the merger agreement announced Oct. 26, 2014.

Williams Guidance	2014		2015*		2016*
Dollars in millions
Partnership Cash Distributions to Williams
Williams Partners (1)	$1,775		$2,007		$2,283
Access Midstream Partners (1)	288		481		613

Total	2,063		2,488		2,896
Other Items—net (2)	(336)		(242)		(371)

Cash Flow Available for Dividends	$1,727		$2,246		$2,525
Dividends	(1,440)		(1,851)		(2,134)

Cash Flow Available After Dividends	$287		$395		$391

Dividends Per Share (3)	$1.96		$2.46		$2.82
Coverage Ratio (4)	1.20	x	1.21	x	1.18	x
Capital & Investment Expenditures
Williams Partners	$3,730		$2,450		$2,280
Access Midstream Partners	640		1,080		830
Williams NGL & Petchem Services	455		75		320
Other	55		40		40

Total Capital & Investment Expenditures	$4,880		$3,645		$3,470

(1)	The quarterly cash distributions included in this table are declared and received in the following quarter.
(2)	Includes corporate interest, cash taxes and capex partially offset by cash flows from Williams NGL & Petchem Services segment. Additional detail related to these items is available in the quarterly data book at www.williams.com
(3)	Dividend per-share guidance for 2017 is $3.25.
(4)	Cash flow available for Dividends / Dividends.
*	Guidance does not reflect the effects of the merger agreement announced Oct. 26, 2014.

Third-Quarter 2014 Materials to be Posted Shortly; Q&A Webcast Scheduled for Tomorrow

Williams’ third-quarter 2014 financial results package will be posted shortly at www.williams.com. The package will include the data book and analyst package.

Williams, Williams Partners and Access Midstream Partners plan to jointly host a Q&A live webcast on Thursday, October 30, at 9:30 a.m. EDT. A limited number of phone lines will be available at (888) 882-4672. International callers should dial (719) 325-4746. A link to the webcast, as well as replays of the webcast in both streaming and downloadable podcast formats, will be available for two weeks following the event at www.williams.com, www.williamslp.com and www.accessmidstream.com.

Form 10-Q

The company plans to file its third-quarter 2014 Form 10-Q with the Securities and Exchange Commission this week. Once filed, the document will be available on both the SEC and Williams websites.

Non-GAAP Measures

This press release includes certain financial measures – adjusted segment profit, adjusted segment profit + DD&A, adjusted income from continuing operations (“earnings”) and adjusted earnings per share – that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission. Adjusted segment profit, adjusted earnings and adjusted earnings per share measures exclude items of income or loss that the company characterizes as unrepresentative of its ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Management believes these measures provide investors meaningful insight into the company’s results from ongoing operations.

This press release is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are widely accepted financial indicators used by investors to compare a company’s performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the company and aid investor understanding. Neither adjusted segment profit, adjusted segment profit + DD&A, adjusted earnings, nor adjusted earnings per share measures are intended to represent an alternative to segment profit, net income or earnings per share. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

About Williams, Williams Partners and Access Midstream Partners

Williams, headquartered in Tulsa, Okla., is one of the leading energy infrastructure companies in North America. It owns controlling interests in both Williams Partners L.P. and Access Midstream Partners, L.P. through its ownership of 100 percent of the general partner of each partnership. Additionally, Williams owns approximately 66 percent and 50 percent of the limited partner units of Williams Partners L.P. and Access Midstream Partners, L.P., respectively.

On June 15, 2014 Williams proposed the merger of Williams Partners and Access Midstream Partners. The proposed merger has been approved by boards of each partnership and is expected to close in early 2015.

Williams Partners L.P. owns and operates both on-shore and off-shore assets of approximately 15,000 miles of natural gas gathering and transmission pipelines, 1,800 miles of NGL transportation pipelines, an additional 11,000 miles of oil and gas gathering pipelines and numerous other energy infrastructure assets. The partnership’s operated facilities have daily gas gathering capacity of approximately 11 billion cubic feet, processing capacity of approximately 7 billion cubic feet, NGL production of more than 400,000 barrels per day and domestic olefins production capacity of 1.95 billion pounds of ethylene and 114 million pounds of propylene per year.

Access Midstream Partners, L.P. owns and operates natural gas midstream assets across nine states, with an average net throughput of approximately 3.9 billion cubic feet per day and more than 6,495 miles of natural gas gathering pipelines. Headquartered in Oklahoma City, the partnership’s operations are focused on the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales and the Mid-Continent region of the U.S.

For more information about Williams, Williams Partners and Access Midstream Partners, visit www.williams.com, www.williamslp.com and www.accessmidstream.com.

Forward-Looking Statements—The Williams Companies, Inc.

Certain matters contained in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical facts, included in this document that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The levels of dividends to stockholders;

•	Expected levels of cash distributions by Access Midstream Partners, L.P. (ACMP) and Williams Partners L.P. (WPZ) with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The closing, expected timing and benefits of the proposed merger of ACMP and WPZ;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply and demand;

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this document. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether we are able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of commodity prices;

•	Inflation, interest rates, fluctuation in foreign exchange rates, and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses, as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and development hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	ACMP’s dependence on a limited number of customers and vendors;

•	Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings as well as the credit ratings of ACMP, WPZ or the merged partnership as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions;

•	Additional risks described in our filings with the Securities and Exchange Commission.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this document. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. For a detailed discussion of those factors, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2013, and Part II, Item 1A. Risk Factors of this Form 10-Q.

Important Information:

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2013, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

# # #

Reconciliation of Income (Loss) from Continuing Operations Attributable to The Williams Companies, Inc. to Adjusted Income

(UNAUDITED)

	2013					2014
(Dollars in millions, except per-share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	Year
Income (loss) from continuing operations attributable to The Williams Companies, Inc. available to common stockholders	$162	$149	$143	$(13)	$441	$140	$99	$1,678	$1,917

Income (loss) from continuing operations - diluted earnings per common share	$.23	$.22	$.20	$(.02)	$.64	$.20	$.14	$2.22	$2.68

Adjustments:

Williams Partners
Net loss (recovery) related to Eminence storage facility leak	$—	$(5)	$5	$(2)	$(2)	$—	$—	$—	$—
Share of impairments at equity method investee	—	—	—	7	7	—	—	—	—
Contingency loss (gain)	(6)	—	9	16	19	—	—	—	—
Loss related to Geismar Incident	—	6	4	4	14	—	—	5	5
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	—	150
Loss related to compressor station fire	—	—	—	—	—	6	—	—	6
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	—	17
Loss related to Opal incident	—	—	—	—	—	—	6	—	6
Net gain related to partial acreage dedication release	—	—	—	—	—	—	—	(12)	(12)

Total Williams Partners adjustments	(6)	1	(17)	143	121	60	119	(7)	172

Access Midstream Partners
Equity-method investment in ACMP remeasurement gain	—	—	—	—	—	—	—	(2,522)	(2,522)
WMB impact of ACMP transaction-related compensation expenses	—	—	—	—	—	—	—	24	24
Gain associated with ACMP equity issuance	—	(26)	—	(5)	(31)	—	(4)	(1)	(5)
Acquisition-related expenses	—	—	—	—	—	—	2	13	15
Transition costs	—	—	—	—	—	—	—	8	8

Total Access Midstream Partners adjustments	—	(26)	—	(5)	(31)	—	(2)	(2,478)	(2,480)

Williams NGL & Petchem Services
Write-off of abandoned project	—	—	—	20	20	—	—	—	—
Bluegrass Pipeline project development costs - (100% consolidated)	—	—	—	—	—	19	—	—	19
Bluegrass Pipeline and Moss Lake project development costs (50% equity investment losses)	—	—	—	—	—	6	1	—	7
Equity investment losses related to Bluegrass Pipeline and Moss Lake write-offs	—	—	—	—	—	70	—	—	70

Total Williams NGL & Petchem Services adjustments	—	—	—	20	20	95	1	—	96

Adjustments included in segment profit (loss)	(6)	(25)	(17)	158	110	155	118	(2,485)	(2,212)

Adjustments below segment profit (loss)
Reorganization-related costs	2	—	—	—	2	—	—	—	—
Transition-related costs	—	—	—	—	—	—	—	6	6
Acquisition-related financing expenses - Access Midstream Partners	—	—	—	—	—	—	9	—	9
Interest income on receivable from sale of Venezuela assets - Other	(13)	(13)	(11)	(13)	(50)	(13)	(14)	(14)	(41)
Allocation of adjustments to noncontrolling interests	5	4	9	(46)	(28)	(25)	(36)	3	(58)

	(6)	(9)	(2)	(59)	(76)	(38)	(41)	(5)	(84)
Total adjustments	(12)	(34)	(19)	99	34	117	77	(2,490)	(2,296)
Less tax effect for above items	1	10	4	(39)	(24)	(47)	(32)	925	846
Adjustments for tax-related items [1]	1	4	2	101	108	(20)	14	(3)	(9)

Adjusted income from continuing operations available to common stockholders	$152	$129	$130	$148	$559	$190	$158	$110	$458

Adjusted diluted earnings per common share [2]	$.22	$.19	$.19	$.22	$.81	$.28	$.23	$.15	$.64

Weighted-average shares - diluted (thousands)	687,143	686,924	687,306	687,712	687,185	688,904	700,696	752,064	714,119

[1]	The fourth quarter of 2013 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested. The first quarter of 2014 includes an unfavorable adjustment related to completing the dropdown of certain Canadian operations to Williams Partners. The second quarter of 2014 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested.
[2]	Interest expense, net of tax, associated with our convertible debentures has been added back to adjusted income from continuing operations available to common stockholders to calculate adjusted diluted earnings per common share.

Note:	The sum of earnings per share for the quarters may not equal the total earnings per share for the year due to changes in the weighted-average number of common shares outstanding.

Reconciliation of GAAP “Segment Profit (Loss)” to Non-GAAP “Adjusted Segment Profit (Loss)” and “Adjusted Segment Profit (Loss) + DD&A”

(UNAUDITED)

	2013					2014
(Dollars in millions)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	Year
Segment profit (loss):

Williams Partners	$494	$427	$411	$345	$1,677	$503	$393	$373	$1,269
Access Midstream Partners	—	29	6	26	61	6	9	2,563	2,578
Williams NGL & Petchem Services	(2)	(1)	(4)	(25)	(32)	(100)	(8)	(3)	(111)
Other	(5)	1	(1)	—	(5)	3	1	1	5

Total segment profit (loss)	$487	$456	$412	$346	$1,701	$412	$395	$2,934	$3,741

Segment adjustments:

Williams Partners	$(6)	$1	$(17)	$143	$121	$60	$119	$(7)	$172
Access Midstream Partners	—	(26)	—	(5)	(31)	—	(2)	(2,478)	(2,480)
Williams NGL & Petchem Services	—	—	—	20	20	95	1	—	96
Other	—	—	—	—	—	—	—	—	—

Total segment adjustments	$(6)	$(25)	$(17)	$158	$110	$155	$118	$(2,485)	$(2,212)

Adjusted segment profit (loss):

Williams Partners	$488	$428	$394	$488	$1,798	$563	$512	$366	$1,441
Access Midstream Partners	—	3	6	21	30	6	7	85	98
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(7)	(3)	(15)
Other	(5)	1	(1)	—	(5)	3	1	1	5

Total adjusted segment profit (loss)	$481	$431	$395	$504	$1,811	$567	$513	$449	$1,529

Depreciation and amortization (DD&A):
Williams Partners	$196	$191	$201	$203	$791	$208	$207	$209	$624
Access Midstream Partners*	17	15	16	15	63	15	15	175	205
Williams NGL & Petchem Services	—	—	—	—	—	—	1	(1)	—
Other	5	7	6	6	24	6	6	6	18

Total depreciation and amortization	$218	$213	$223	$224	$878	$229	$229	$389	$847

Adjusted segment profit (loss) + DD&A:
Williams Partners	$684	$619	$595	$691	$2,589	$771	$719	$575	$2,065
Access Midstream Partners	17	18	22	36	93	21	22	260	303
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(6)	(4)	(15)
Other	—	8	5	6	19	9	7	7	23

Total adjusted segment profit (loss) + DD&A	$699	$644	$618	$728	$2,689	$796	$742	$838	$2,376

*	DD&A adjustment for Access Midstream Partners reflects the amortization of the basis difference between Williams’ investments and its proportional share of the underlying net assets.

Note:	Segment profit (loss) includes equity earnings (losses) and income (loss) from investments reported in other investing income (loss) - net in the Consolidated Statement of Income. Equity earnings (losses) results from investments accounted for under the equity method. Income (loss) from investments results from the management of certain equity investments.

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